UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Pricing and Closing of $6 Million Best-Efforts Offering

On March 13, 2026, Innovation Beverage Group Limited (the “Company”), priced a best efforts public offering (the “Offering”) for the sale of units as described below for aggregate gross proceeds to the Company of approximately $6 million, before deducting placement agent fees and other estimated expenses payable by the Company. The Offering was comprised of: (i) 747,000 units (the “Ordinary Units”), each consisting of one ordinary share of the Company, no par value per share (the “Ordinary Shares”), one series A warrant to purchase one Ordinary Share (each a “Series A Warrant”) and one series B warrant to purchase one Ordinary Share (each, a “Series B Warrant”), and (ii) 2,681,569 pre-funded units (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Ordinary Share, one Series A Warrant and one Series B Warrant. The public offering price was $1.75 per Ordinary Unit and $1.74999 per Pre-Funded Unit.

The Pre-Funded Warrants will be exercisable immediately upon issuance and will expire when exercised in full. The Series A Warrants and Series B Warrants will be immediately exercisable upon issuance and will expire on the fifth year anniversary of their initial issuance date, and are subject to additional adjustments. In the event of a share split, reverse share split, share dividend, share combination, recapitalization or similar transaction involving the Company’s Ordinary Shares (a “Share Combination Event”), if the lowest VWAP of the Ordinary Shares during the period commencing five consecutive trading days immediately preceding and ending five consecutive trading days immediately following such Share Combination Event is less than the then-effective exercise price, the exercise price will be reduced (but not increased) to such lowest VWAP, subject to a floor price of $0.492, and the number of shares issuable upon exercise will be increased so that the aggregate exercise price payable upon full exercise of the warrant after such adjustment equals the aggregate exercise price payable upon full exercise immediately prior to such adjustment. Both Series A and Series B Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Ordinary Shares.

The securities in the Offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-294127), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2026, and was declared effective by the SEC on March 12, 2026. As a condition to closing, the executive officers, directors and 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements (the “Lock-Up Agreement”).

On March 13, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Aegis Capital Corp. (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the Offering and would receive at the closing of the Offering a cash fee equal to 7% of the gross proceeds in the Offering, a non-accountable expenses allowance of 1.0% of the gross proceeds of the Offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $125,000.

On March 13, 2026, the Company issued a press release announcing the pricing of the Offering. The Offering closed on March 16, 2026, along with which the Company issued a press release announcing the closing of the Offering.

The Company used $2,500,000 of the net proceeds from the Offering to make a non-interest bearing loan to Blockfuel Energy, Inc. (“BlockFuel”), in order for Blockfuel to exercise its call right pursuant to the Common Stock Purchase Agreement dated as of December 24, 2025 by and among Blockfuel and the investors thereto. Additionally, the Company intends to use the remaining net proceeds for capital expenditure, sales and marketing activities, and working capital and general corporate purposes.

Copies of the (i) form of Pre-Funded Warrant, (ii) form of Series A Warrant, (iii) form of Series B Warrant, (iv) form Placement Agency Agreement, (v) Form of Lock-Up Agreement, (vi) press release on March 13, 2026, and (vii) press release on March 16, 2026 are attached as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description of Document
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
10.1	Form of Placement Agency Agreement, dated March 13, 2026
10.2	Form of Lock-Up Agreement
99.1	Press Release, dated March 13, 2026
99.2	Press Release, dated March 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: March 20, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer